UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Pinterest, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

72352L106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72352L106	SCHEDULE 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Paul Cahill Sciarra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 39,025,661 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 39,025,661 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,025,661 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (3)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 24,621,984 shares of Class B Common Stock of the Issuer held by the Sciarra Management Trust, of which Paul Cahill Sciarra is trustee and, in his capacity as trustee, has voting, investment and dispositive power over the shares held by the trust, plus (ii) 6,412,655 and 7,991,022 shares of Class B Common Stock held by the PCS Legacy Trust and the PCS Remainder Trust, respectively, of which Mr. Sciarra is the protector with authority to remove and replace the trustee.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A common stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer and under certain other circumstances described in the Issuer’s certificate of incorporation.

(3)

Based on 512,856,241 shares of the Issuer’s Class A Common Stock outstanding as of October 23, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020, plus 39,025,661 shares of the Issuer’s Class B Common Stock that may be deemed to be beneficially owned by the reporting person as of December 31, 2020, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 72352L106	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Pinterest, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

505 Brannan Street San Francisco, California 94107

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

Name: Paul Cahill Sciarra Address: PO Box 427344, San Francisco, CA 94142 Citizenship: United States

	(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value (the “Class A Common Stock”)

	(e)	CUSIP Number: 72352L106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 72352L106	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

	(a) and (b)	The Sciarra Management Trust, of which Paul Cahill Sciarra is trustee, directly holds 24,621,984 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Mr. Sciarra, in his capacity as trustee of the trust, has voting, investment and dispositive power over the shares held by the trust. In addition, the PCS Legacy Trust directly holds 6,412,655 shares of Class B Common Stock, and the PCS Remainder Trust directly holds 7,991,022 shares of Class B Common Stock. Mr. Sciarra, in his capacity as the protector of each of the PCS Legacy Trust and the PCS Remainder Trust, has the authority to remove and replace the trustee of these trusts and as such may be deemed to have voting, investment and dispositive power over the shares held by these trusts. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A common stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer and under certain other circumstances described in the Issuer’s certificate of incorporation. Accordingly, the reporting person may be deemed to have beneficial ownership of 39,025,661 shares of Class A Common Stock, which represents approximately 7.1% of the outstanding shares of Class A Common Stock as calculated based on Rule 13d-3 of the Securities Exchange Act of 1934.
	(c)	Number of shares as to which such person has:

	Number of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Paul Cahill Sciarra	39,025,661	0	39,025,661	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Based on 512,856,241 shares of the Issuer’s Class A Common Stock outstanding as of October 23, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020, plus 39,025,661 shares of the Issuer’s Class B Common Stock held by the reporting person as of December 31, 2020, which are treated as converted into Class A Common Stock only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 72352L106	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

By:	/s/ Paul Cahill Sciarra
Paul Cahill Sciarra